Exhibit 99.4

The undersigned, being an officer of Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), with respect to Merrill Lynch Municipal ABS, Inc. Prerefunded Municipal Certificates, Series 2 and Series 3, on whose behalf Merrill Lynch Municipal ABS Inc. has prepared this annual report on Form 10-K for the fiscal year ended December 26, 2008 (the "Annual Report"), certifies as follows:

1. The Trustee is the trustee under the trust agreement.

2. Based on my knowledge, for the periods included in the year covered by the Annual Report, the Trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

   /s/   Scott Thiel

Name: Scott Thiel
Title: Director
Date:  March 10, 2009